June 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Dorrie Yale
Catherine De Lorenzo
Ameen Hamady
Shannon Menjivar

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended (File No. 333-279893) (the “Registration Statement”), of LandBridge Company LLC, a Delaware limited liability company (the “Company”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company’s request for acceleration of effectiveness of the Registration Statement to 4:00 p.m., Eastern Time, on Thursday, June 27, 2024, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by each participating underwriter that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC. As representatives of the several underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name:	Charles Park
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Amit Chandra
Name:	Amit Chandra
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]